PRESS RELEASE                             LIFE SCIENCES RESEARCH, INC.
                                         (OTCBB: LSRI)
                                         PO Box 2360
                                         Mettlers Road
                                         East Millstone, NJ 08875-2360

                                         For Further Information:
                                         Richard Michaelson
                                         Phone:   US: (732) 649-9961
                                         e-mail: LifeSciencesResearch@LSRinc.net


May 5, 2004
                       LSR ANNOUNCES FIRST QUARTER RESULTS


East Millstone,  New Jersey, May 5, 2004 - Life Sciences Research,  Inc. (OTCBB:
LSRI) announced today that revenues for the quarter ended March 31, 2004 were $37.2 million, operating profit was $2.3 million, and EBITDA excluding foreign exchange remeasurement gains associated with the Company's bonds was $4.7 million, each representing record quarterly levels for the past five years.

Revenues for the quarter were 16.7% above the revenues for the same period in the prior year of $31.9 million. Excluding the effect of exchange rate movements, the increase was 4.7%. The Company reported net income for the quarter ended March 31, 2004 of $1.4 million, compared with a net loss of $0.4 million for the quarter ended March 31, 2003. Net income per common share for the quarter ended March 31, 2004 was $0.12 compared with net loss of $0.03 in the quarter ended March 31, 2003.

The net income in the three months ended March 31, 2004 included Other Income of $1.4 million reflecting a non-cash foreign exchange remeasurement gain pertaining to the Convertible Capital Bonds. In the three months ended March 31, 2003, Other Expense of $0.5 million comprised a non-cash foreign exchange remeasurement loss of $0.9 million pertaining to the Convertible Capital Bonds, offset by $0.4 million gain on the repurchase of Capital Bonds. Excluding those Other Income/(Expenses), Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") was $4.7 million for the first quarter of 2004, or 12.5% of revenues, compared with $3.7 million, or 11.7% of revenues, for the same period in the prior year.

Net cash generated by operating activities totaled $1.5 million in the first quarter of 2004 (compared with net cash used of $0.3 million in first quarter
2003),  after using $1.7 million in increased  working  capital ($2.6 million in
2003). Net days sales outstanding were 17 days at March 31, 2004, the same as at December 31 2003. Capital expenditure totaled $2.3 million in the first quarter of 2004, the same as the first quarter in 2003.

Cash on hand at March 31, 2004 was $15.4 million  ($17.3 million at December 31,
2003). Long-term debt has increased to $88.3 million at March 31, 2004 ($87.6 million at December 31, 2003) as a result of exchange rate movements of $1.2 million on the Company's GBP 22.6 million debt, offset by repayments of $0.5 million.

Andrew Baker, LSR's Chairman and CEO said, "We are proud to be reporting another quarter of improving results and strong momentum on our key financial metrics. We have enjoyed solid revenue and operating margin growth and we are encouraged by the strong growth in orders in the first quarter of 2004. Cash balances at the end of the quarter were $15.4 million compared to $11.1 million a year ago, and we continue to invest in new capital projects to strengthen our facilities and capabilities such as the expansion of the inhalation capacity in our US facility that is scheduled to be operational by the end of the second quarter".

Brian Cass, LSR's President and Managing Director said, "When we announced our results for 2003 I noted that new business enquiries remained strong and that we were seeing indications of strong order demand in the beginning of the year. I am pleased to report that net new orders in the first quarter were a record for this company, 34% up on the first quarter of 2003 and 29% ahead of the last quarter of 2003. This growth in orders has increased backlog, and helped support the continuing growth in revenues. Toxicology and pharmaceutical chemistry, two of the company's core competencies have shown particularly strong growth in orders."

Mr. Cass added "While strong industry demand and revenue growth are important, we remain focused on driving operating margin improvement in 2004. The restructuring of our UK facilities was completed during the first quarter. This was designed to improve the efficiency of our operations whilst not hampering our near term capacity for meeting clients needs or our commitment to client service, and the benefits will start to be felt during the second quarter."

Life Sciences Research, Inc. is a global contract research organization providing product development services to the pharmaceutical, agrochemical and biotechnology industries. LSR brings leading technology and capability to support its clients in non-clinical safety testing of new compounds in early stage development and assessment. The purpose of this work is to identify risks to humans, animals or the environment resulting from the use or manufacture of a wide range of chemicals which are essential components of LSR's clients' products. The Company's services are designed to meet the regulatory requirements of governments around the world. LSR operates research facilities in the United States (the Princeton Research Center, New Jersey) and the United Kingdom (Huntingdon and Eye, England).

This announcement contains statements that may be forward-looking as defined by the USA's Private Securities Litigation Reform Act of 1995. These statements are based largely on LSR's expectations and are subject to a number of risks and uncertainties, certain of which are beyond LSR's control, as more fully described in the Company's Form 10-K for the fiscal year ended December 31, 2003, as filed with the US Securities and Exchange Commission.

                              - tables to follow -


                           Life Sciences Research Inc.
                             Statement of Operations

                                    Unaudited
                                                                    Three months ended
                                                                         March 31
(Dollars in thousands, except per share data)                         2004                   2003


Net revenues                                                       $37,236                $31,901
Cost of revenues                                                  (29,435)               (25,373)
                                                          ---------------          ---------------
Gross profit                                                         7,801                  6,528
Selling, general and administrative expenses                       (5,485)                (4,921)
                                                          -----------------        ---------------
Operating income                                                     2,316                  1,607
Interest income                                                         14                     16
Interest expense                                                   (1,576)                (1,708)
Other income/(expense)                                               1,355                  (450)
                                                                                   ---------------
                                                          -----------------
Income/(loss) before income taxes                                    2,109                  (535)
Income tax (expense)/benefit                                         (716)                    177
                                                          ---------------          ---------------
Net income/(loss)                                                   $1,393                 $(358)
                                                          -----------------        ---------------
                                                          -----------------        ---------------
Income/(loss) per common share
- Basic                                                              $0.12                $(0.03)
- Diluted                                                            $0.11                $(0.03)

Weighted average common shares outstanding
- Basic     (000's)                                                 12,040                 11,932
- Diluted  (000's)                                                  12,241                 11,932





                           Life Sciences Research Inc.
                                  Balance Sheet


(Dollars in thousands, except per share data)                           March 31,           December 31,
                                                                             2004                   2003
ASSETS                                                                  Unaudited                Audited
Current assets:
Cash and cash equivalents                                                 $15,423                $17,271
Accounts receivable, net of allowance of $606 and $561 in
    2004 and 2003 respectively                                             20,292                 17,515
Unbilled receivables                                                       11,869                  8,246
Inventories                                                                 1,757                  1,901
Prepaid expenses and other current assets                                   4,396                  4,610
                                                                  ----------------       ----------------
Total current assets                                                       53,737                 49,543

Property and equipment, net                                               104,197                101,547
Goodwill                                                                      859                    832
Unamortized Capital Bonds issue costs                                         395                    429
Deferred income taxes                                                       3,858                  3,922
                                                                  ----------------       ----------------
Total assets                                                             $163,046               $156,273
                                                                  ----------------       ----------------
                                                                  ----------------       ----------------
LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Current liabilities:
Accounts payable                                                          $11,400                $12,508
Accrued payroll and other benefits                                          2,197                  4,152
Accrued expenses and other liabilities                                     17,575                 13,695
Short term debt                                                               213                    338
Fees invoiced in advance                                                   26,277                 22,761
                                                                   ---------------       ----------------
Total current liabilities                                                  57,662                 53,454

Long-term debt                                                             88,291                 87,560
Pension liabilities                                                        22,654                 21,414
Deferred income taxes                                                       2,975                  2,291
                                                                   ---------------       ----------------
Total liabilities                                                         171,582                164,719
                                                                   ---------------       ----------------
Commitments and contingencies
Shareholders' equity/(deficit)
Voting Common Stock, $0.01 par value.  Authorized 50,000,000
Issued and outstanding at March 31, 2004: 12,049,534
(December 31, 2003: 12,034,883)                                               120                    120
Non-Voting Common Stock, $0.01 par value.  Authorized 5,000,000
Issued and outstanding: None                                                    -                      -
Preferred Stock, $0.01 par value.  Authorized 5,000,000
Issued and outstanding: None                                                    -                      -
Paid in capital                                                            75,124                 75,101
Less: Promissory notes for the issuance of common stock                     (666)                  (661)
Accumulated comprehensive loss                                           (24,474)               (22,973)
Accumulated deficit                                                      (58,640)               (60,033)
                                                                   ---------------       ----------------
Total shareholders' equity /(deficit)                                     (8,536)                (8,446)
                                                                   ---------------       ----------------

Total liabilities and shareholders' equity /(deficit)                    $163,046               $156,273
                                                                   ---------------       ----------------
